FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-83166



For the month of June 2004

                            GROHE Aktiengesellschaft
                     Hauptstrasse 137, 58675 Hemer, Germany

                               Grohe Holding GmbH
                                  (former name)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F |X|   Form 40-F |_|


Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

                               Yes |_|    No |X|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

                               Yes |_|    No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes |_|    No |X|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GROHE Aktiengesellschaft
                                                  (Registrant)


01 June 2004                             By: /s/ Peter Korfer-Schun
                                             ------------------------------
                                         Name:   Peter Korfer-Schun
                                         Title:  Chief Executive Officer


01 June 2004                             By: /s/ Michael Grimm
                                             ------------------------------
                                         Name:   Michael Grimm
                                         Title:  Chief Financial Officer

                           FORWARD-LOOKING STATEMENTS

         Some of the information in this release may contain forward-looking statements that reflect the current views of our management with respect to future events. You can identify such forward looking statements by, among other things, words such as "may", "will", "expect", "anticipate", "believe", "future", "aim", "continue", "help", "estimate", "plan", "intend", "should", "shall" or the negative or other variations of them as well as other statements regarding matters that are not historical fact. We have based these forward-looking statements on management's current view with respect to future events and financial performance. These views reflect the best judgment of our executives but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that any estimates and projections reflected in the forward-looking statements are reasonable, any such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements. For information identifying some of the important factors that could cause our actual results to differ from those anticipated in the forward-looking statements, you should refer to our filings with the US Securities and Exchange Commission, in particular Item 3.D., Risk Factors, from our annual report on SEC Form 20-F for our fiscal year ended December 31, 2003. We do not intend to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

                        [LOGO OF GROHE WATER TECHNOLOGY]


PRESS RELEASE




INVESTOR CONSORTIUM ACQUIRES ALL SHARES IN GROHE
------------------------------------------------
BC PARTNERS ADVISED FUNDS SELL TO TEXAS PACIFIC GROUP
AND CSFB PRIVATE EQUITY

                                                                    May 29, 2004
                                                          ownership change Grohe
                                                                   28-2004-BB-GI


HEMER/GERMANY. Hemer-based Grohe AG will be acquired by a consortium led by two financial investment companies. Texas Pacific Group ("TPG") and Credit
Suisse First Boston Private Equity ("CSFB Private
Equity") reached an agreement with funds adviced by BC
Partners ("BC Funds") on the purchase of the sanitary equipment manufacturer Grohe.1

Grohe welcomed the decision in favour of the investor consortium. Peter Korfer-Schun, the company's CEO, said: "This solution maintains the independence of our company, which may still be taken public at a later stage. Our immediate objective now is to define the company's strategy for the coming years together with the consortium, and our joint efforts will focus on strengthening our profitability." Stephen Peel,
Partner of TPG in London, confirmed this: "We believe
Grohe is a superb company with great further growth potential." Colin Taylor, Managing Director CSFB
Private Equity added: "We look forward to working with management and employees to further develop the business globally and continue the outstanding work that has been done so far." With the backing of the investor consortium, Grohe intends to continue its strategy of international expansion and investment, which has made the Water Technology company the world-leading brand name in sanitary products and systems.

ABOUT GROHE:
Grohe manufactures and sells a full range of sanitary products and systems for residential, public and commercial installations. Combining the highest standards of quality and functionality with trend-setting design solutions, Grohe is a European market leader and one of the top three international manufacturers in this sector. The past decade saw the company's sales more than double to EUR 898 million
(2002). The export share stands at approx. 75%. Some
5,800 employees in more than 130 countries contribute to the worldwide success of the GROHE brand. The company has 21 sales subsidiaries, twelve representative offices and nine manufacturing sites worldwide. Friedrich Grohe AG was a publicly listed company before its acquisition by BC Funds.


ABOUT THE INVESTOR CONSORTIUM:
CSFB Private Equity, the global private equity arm of Credit Suisse First Boston's alternative capital division, is the largest private equity manager in the world, with more than 29 billion US-Dollars of capital commitments under management. CSFB Private Equity is comprised of investment funds that focus on leveraged buy-outs globally, mezzanine, real estate, venture capital investments as well as primary and secondary purchases of interests in private investment funds.
CSFB Private Equity, which includes the family of DLJ
Merchant Banking funds, also provides customized funds of fund services, designing private equity solutions for institutional and high net worth investors. CSFB
Private Equity maintains offices in New York, London,
Los Angeles, Menlo Park, Chicago, Houston, Buenos
Aires and Tokyo. Recent European investments by CSFB
Private Equity include Gala Group, Nycomed Pharma and
Safilo Holdings. CSFB

Private Equity has a strong track record of supporting its portfolio companies in their development strategies, both through organic growth as well as strategic acquisitions.

TPG, founded in 1993 and based in Fort Worth, San
Francisco and London is a private investment partnership managing over 13 billion US-Dollars in assets. TPG seeks to invest in world-class franchises across a range of industries, including significant investments in healthcare companies (Oxford Health
Plans, Quintiles Transnational), leading retailers
(Petco, J.Crew, Debenhams - UK), branded consumer franchises (Burger King, Del Monte, Ducati), technology companies (ON Semiconductor, MEMC, Seagate) and airlines (Continental, America West).


1 The transaction is subject to anti-trust approvals



(622 words / 3597 signs)


Contact:
-------
GROHE Water Technology AG & Co. KG       Tel.: +49 (0) 2372 / 93-2421
Presse & PR                              Fax: +49 (0) 2372 / 93-2431
Dr. Bernd Buhmann                        E-Mail: b.buhmann@grohe.de
Industriepark Edelburg                   Homepage: www.grohe.com
D-58675 Hemer, Deutschland